

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Kenneth Pucheu
Executive Vice President and Chief Financial Officer
NexTier Oilfield Solutions Inc.
3990 Rogerdale Rd.
Houston, TX 77042

> **Re: NexTier Oilfield Solutions Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No 1-37988**

Dear Mr. Pucheu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin McDonald